Exhibit 12.1

STATEMENT RE:

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(unaudited)

	For the	For the	For the	For the	For the
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(177.3)	$(150.8)	$(128.7)	$(121.5)	$(466.7)
Add:
Fixed charges	198.1	195.4	197.1	213.8	229.9
	$20.8	$44.6	$68.4	$92.3	$236.8
Fixed Charges:
Interest expensed and capitalized	$192.6	$188.8	$190.4	$206.5	$223.7
Estimate of interest within rental expense (a)	5.5	6.6	6.7	7.3	6.2
Total Fixed Charges	$198.1	$195.4	$197.1	$213.8	$229.9
Ratio of Earnings to Fixed Charges (b)	—	—	—	—	—
(a)	One third of net rent expense is deemed to be representative of interest.
(b)

Our earnings were insufficient to cover fixed charges by $177.3 million, $150.8 million, $128.7 million, $121.5 million and $466.7 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.